Exhibit 12.1

FOR IMMEDIATE RELEASE

Editorial Contacts:

Joe Greenhalgh, Director, Investor Relations—USA—510.713.4220

Kristen Onken, Sr. Vice President & Chief Financial Officer—USA—510.713.4660

Garreth Hayes, Public Relations Manager—Europe—+41 (0) 21.863.5111

Betty Skov, PR Director—USA—510.713.4463

Logitech Closes Record Q4, Fifth Record Year; Tops the Billion-Dollar Mark

Q4: Revenue $302 Million (up 18%); Operating Income $34.8 Million (up 24%); Net Income $26.6 Million (up 24%)

FY03: Revenue $1.1 Billion (up 17%); Operating Income $124 Million (up 27%) Net Income $99 Million (up 32%)

Romanel, Switzerland/Fremont, CA — April 23, 2003 — Logitech International (SWX:LOGN) (NASDAQ:LOGI) has completed a fifth consecutive year of record sales and record profitability. For Q4 2003, which ended on March 31, 2003, the Company posted sales of $302 million, an 18 percent growth over sales of $256 million for the same quarter last year. Operating income of $34.8 million was 24 percent greater than the same quarter in the previous year. Net income reached $26.6 million ($0.54 per share/ADS), compared with $21.5 million ($0.42 per share/ADS) for Q4 FY02. Gross margin was 31.6 percent, compared with 34.2 percent for the same quarter last year.

For the full fiscal year, Logitech topped the billion-dollar mark, posting $1.1 billion in revenue, a 17 percent growth over fiscal 2002. Operating income at $124 million was 27 percent higher than $97 million for the prior year, while net income at $99 million ($1.97 per share/ADS) grew by 32 percent over last year’s net income of $75 million ($1.50 per share/ADS). Gross margin was 33.1 percent, compared with 33.4 percent for fiscal 2002.

The Company’s retail business continued to thrive, increasing by 16 percent for the quarter and 15 percent for the entire year. The OEM business delivered even stronger performance, growing by 26 percent during the fourth quarter and 23 percent for the full year, as the Company continued to increase the products it offers its traditional PC customers, as well as to broaden its presence in the console industry.

“We are very pleased with these strong results during a difficult period for the technology industry,” said Guerrino De Luca, president and chief executive officer. “Despite a generally sluggish market characterized by weakening consumer confidence, Logitech has consistently been able to sustain growth through the launch of innovative products and effective cost management.

Logitech Closes Record Q4, Fifth Record Year; Tops the Billion-Dollar Mark

“In these challenging times, we must fight every day to introduce an ongoing stream of powerful, attractively priced offerings across all categories. While this is never easy, these results give us continued reason for confidence in our ability to grow further.” Highlights for Fiscal 2003 include:

•	Record operating and net margins of 11.3 percent and 9.0 percent respectively

•	Cash flow from operations of $145 million

•	Introduction of 91 new products, a record number

•	Sale of 43 million Logitech-branded products (a 19 percent increase over the prior year)

•	33 percent growth in audio sales

•	52 percent growth in console sales

•	Reaching a cordless milestone: 30 million cordless devices sold

•	Release of the highest-performance mouse on the market: the Logitech® MX™ 700

•	Delivery of the first THX®certified multimedia, multi-platform digital speaker system, the Logitech® Z-680

•	Launch of the Logitech® io™ Personal Digital Pen, a new approach to digital writing on the PC platform

•	Added another compelling application for the webcam category with the completion of a technology and marketing agreement with Microsoft to offer Video Instant Messaging to MSN® Messenger customers

Logitech indicated that it expects sales for the current fiscal year ending March 31, 2004, to reach approximately $1.21 billion. Operating income for the year is expected to reach approximately $142 million. Gross margin for the full year should be approximately 33 percent.

As the Company expects its operating income to continue to grow at a faster pace than its revenue in the foreseeable future, it set an upgraded three-year target for its operating and net profit margins, to reach 12 and 10 percent respectively.

For the current quarter, ending June 30, 2003, the Company expects sales of between $215 and $220 million, a growth of approximately 11 to 13 percent, and operating income of slightly better than $14 million, a growth of approximately 15 percent. Gross margin for the quarter is expected to be around 32 percent.

Logitech Closes Record Q4, Fifth Record Year; Tops the Billion-Dollar Mark

There will be an investor and analyst meeting held today in Zurich at 10:00 Central European Time/4:00 A.M. Eastern Time to discuss financial results for the fiscal fourth quarter and year-end as well as guidance regarding revenues and operating income for the quarter ending June 30, 2003 and the full fiscal year ending March 31, 2004. A live webcast of the meeting will be available at www.logitech.com. A replay of this webcast will be made available through May 2 on the Logitech corporate website.

There will also be an earnings teleconference at 16:00 Central European Time/10:00 A.M. Eastern Time today to discuss these results as well as revenue and operating income guidance for the quarter ending June 30, 2003 and the full fiscal year ending March 31, 2004. In addition, a live webcast of the teleconference can be accessed at www.logitech.com. A replay of this teleconference will be made available on the Logitech corporate web site.

About Logitech: Founded in 1981, Logitech designs, manufactures and markets personal interface products that enable people to effectively work, play, and communicate in the digital world.

With corporate headquarters through its U.S. subsidiary in Fremont, California, and regional headquarters through local subsidiaries in Switzerland, Taiwan and Hong Kong, Logitech International is a Swiss public company traded on the Swiss Stock Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

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This press release contains forward-looking statements with respect to future results, including the statements regarding Logitech’s ability to continue to grow its business, expected revenue, operating income and gross margins for the quarter ending June 30, 2004 and the full fiscal year ending March 31, 2004, the relative rate of growth of operating income compared to revenue and Logitech’s 3-year targets for net and operating profit margins. These forward-looking statements involve risks and uncertainties. Logitech’s actual performance could differ materially from that anticipated in these forward-looking statements as a result of certain factors, including fluctuations in our quarterly results, general economic and political conditions, the timing of new product introductions by the Company and its competitors and their acceptance by the market, continued financial stability of our distributors, retailers and OEM customers, our ability to match production to demand and coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, timely availability and pricing of products and components, price protection charges and product returns from customers, the impact of competition on the Company’s average selling prices and operating expenses, fluctuations in exchange rates, as well as generally those additional factors set forth in our Annual Report on Form 20-F dated June 11, 2002, and subsequent filings, available from the SEC’s Edgar database at www.sec.gov and upon request from Logitech by calling (510) 713-4220. Logitech does not undertake to update any forward-looking statements.

All trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s web site at www.logitech.com.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of U.S. dollars, except share and per share / ADS)—Unaudited

	Quarter Ended March 31
	2003	2002
Net sales	$301,704	$255,954
Cost of goods sold	206,457	168,474

Gross profit	95,247	87,480

% of net sales	31.6%	34.2%

Operating expenses :
Marketing and selling	33,709	32,149
Research and development	15,342	16,633
General and administration	11,371	10,611

Total operating expenses	60,422	59,393

Operating income	34,825	28,087

Interest expense, net	(688)	(165)
Other expense, net	(850)	(1,019)

Income before income taxes	33,287	26,903
Provision for income taxes	6,665	5,381

Net income	$26,622	$21,522

Shares used to compute net income per share and ADS:
Basic	45,721,086	45,510,554
Diluted	50,606,524	52,421,840
Net income per share and ADS:
Basic	$0.58	$0.47
Diluted	$0.54	$0.42

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of U.S. dollars, except share and per share / ADS)—Unaudited

	Year Ended March 31
	2003	2002
Net sales	$1,100,288	$943,546
Cost of goods sold	735,784	627,998

Gross profit	364,504	315,548

% of net sales	33.1%	33.4%

Operating expenses :
Marketing and selling	141,194	130,060
Research and development	56,195	50,531
General and administration	43,233	37,739

Total operating expenses	240,622	218,330

Operating income	123,882	97,218

Interest expense, net	(1,196)	(1,956)
Other income (expense), net	866	(1,567)

Income before income taxes	123,552	93,695
Provision for income taxes	24,709	18,739

Net income	$98,843	$74,956

Shares used to compute net income per share and ADS:
Basic	45,988,766	44,928,853
Diluted	51,409,464	50,939,060
Net income per share and ADS:
Basic	$ 2.15	$ 1.67
Diluted	$ 1.97	$ 1.50

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)—Unaudited

	March 31, 2003	March 31, 2002	March 31, 2001
Current assets
Cash and cash equivalents	$218,734	$143,101	$44,142
Accounts receivable	181,644	171,103	144,781
Inventories	124,123	85,124	111,612
Other current assets	38,762	33,486	29,558

Total current assets	563,263	432,814	330,093
Investments	1,458	8,713	16,649
Property, plant and equipment	38,914	32,086	38,160
Intangible assets
Goodwill	108,615	102,017	95,197
Other intangible assets	17,523	15,358	18,726
Other assets	8,529	4,756	6,291

Total assets	$738,302	$595,744	$505,116

Current liabilities
Short-term debt	$10,102	$5,527	$62,986
Accounts payable	129,326	88,268	91,267
Accrued liabilities	98,134	73,309	59,054

Total current liabilities	237,562	167,104	213,307
Long term debt	131,615	104,812	26,908
Other liabilities	3,563	811	8,847

Total liabilities	372,740	272,727	249,062

Shareholders’ equity	365,562	323,017	256,054

Total liabilities and shareholders’ equity	$738,302	$595,744	$505,116

LOGITECH INTERNATIONAL S.A.

SUPPLEMENTAL FINANCIAL AND OTHER INFORMATION

(In thousands of U.S. dollars)—Unaudited

	Quarter Ended March 31		Year Ended March 31
	2003	2002	2003	2002
Depreciation	$5,360	$6,675	$25,522	$28,092
Amortization of other acquisition-related intangibles	1,256	933	5,047	3,678
Operating income	34,825	28,087	123,882	97,218
Operating income before depreciation and amortization	41,441	35,695	154,451	128,988
Capital expenditures	4,164	5,306	28,657	21,941